BLACKROCK FUNDSSM

100 Bellevue Parkway

Wilmington, Delaware 19809

November 1, 2012

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	BlackRock Short Obligations Fund and BlackRock Ultra-Short Obligations Fund, each a series of BlackRock FundsSM (the “Registrant”)
Post-Effective Amendment No. 242 to the Registration Statement on Form N-1A
(File Nos. 811-05742 and 33-26305)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(3) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the Registrant’s request that the effective date for the above-captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2012, pursuant to Rule 485(a)(2) under the Securities Act, be accelerated so that it will be declared effective at 5 p.m. Eastern Time, on Thursday, November 1, 2012, or as soon thereafter as practicable.

Very truly yours,

BLACKROCK INVESTMENTS, LLC

By: /s/ Chris J. Nugent______________

Name: Christopher Nugent

Title: Director

cc:	John A. MacKinnon, Esq.
Douglas McCormack, Esq.
John Ganley, Esq.